SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 9, 2014

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference is the Registrant’s notice of its upcoming annual general meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

	By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer
Date: April 9, 2014

R.V.B. HOLDINGS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general meeting of shareholders (the “Meeting”) of R.V.B Holdings Ltd. (the “Company”) will be held on May 14, 2014 at 10:00 a.m. Israel time, at the Company’s offices, located at Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel.

The agenda of the Meeting shall be as follows:

1.Approval of a credit line from Greenstone Industries Ltd. (“Greenstone”) in the amount of up to NIS 600,000 (the “Credit Line”). Any outstanding balance under the Credit Line will bear an annual interest of 10%. In addition, the term of the previous loans the Company has received from Greenstone in the aggregate principal amount of NIS 2,000,000 shall be extended and such loans shall be subject to similar terms as the Credit Line, as of date of the Meeting.

2.Approval of a framework for the extension, renewal and entering into insurance policies for directors’ and officers’ liability, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999.

3.Re-election of Ms. Alicia Rotbard as an external director of the Company for a term of three years starting July 10, 2014.

4.Re-election of each of Messrs. Yair Fudim and Moti Menashe as a director of the Company, and of Mr. Gedaliah Shelef as an independent director of the Company, to hold office until the close of the next annual general meeting.

5.Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2013.

The approval of Proposal No. 1 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal No. 2 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the approval of the proposal, present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposal No. 3 requires the affirmative vote of the Company's shareholders, holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter, provided that such a majority includes: (i) at least the majority of the total votes of shareholders, who are not controlling shareholders of the Company or do not have personal interest in the re-election of Ms. Alicia Rotbard (other than a personal interest unrelated to relationships with a controlling shareholder of the Company), present at the Meeting in person or by proxy (in counting the total votes of such shareholders, abstentions shall not be taken into account); or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the Company.

The approval of Proposals No. 4 and 5 requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of business on April 14, 2014 (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to the proposal by means of a proxy card and are obliged to complete, sign, date and return the proxy card no later than 48 hours before the time of the Meeting (i.e., 10:00 (Israel time) on May 12, 2014). The form of proxy card shall also be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be available to the public on the SEC’s website at http://www.sec.gov.

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Ofer Naveh, at 7 Jabotinsky St., Ramat-Gan, 52520, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov. Position Statements should be submitted to the Company no later than April 24, 2014.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent ordinary shares of the Company conferring in the aggregate at least 25% of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned one day thereafter at the same hour and place, without further notice to our shareholders, or to such other day, time and place as the board of directors of the Company may indicate in a notice to the shareholders. At such adjourned meeting any number of shareholders shall constitute a quorum for the business which the original Meeting was called.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices, which are located at 7 Jabotinsky St., Ramat-Gan, 52520, Israel, during normal business hours and by prior coordination with Mr. Ofer Naveh, CFO (tel: +972-3-6114933).

By Order of the Board of Directors, Yair Fudim, Chairman of the Board of Directors of the Company Dated: April 9, 2014